
02048586

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

JUL 9 2002

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

**CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")**

1. 4 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City
Address of principal office
1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release regarding the filing by the Company of a suit against First Pacific Company Limited and certain of its affiliates in the United States District Court for violation of Section 13 (d) of the United States Securities Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 4 July 2002

Distribution Copies:

5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



PLDT *NEWS*

PLDT FILES SUIT AGAINST FIRST PACIFIC IN THE UNITED STATES

Manila, Philippines, July 4, 2002 – The Philippine Long Distance Telephone Company, ("PLDT") has filed suit against First Pacific Company Limited ("First Pacific") in the United States District Court for violation of requirements under U.S. securities law.

First Pacific failed to disclose a copy of the Memorandum of Agreement ("MOA") it entered into with the Gokongwei Group in violation of Item 7 of Schedule 13 D of the United States Securities Exchange Act of 1934 which requires filing as an exhibit, "copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to, " among others, " the acquisition of issuer control" and "the transfer...of the securities."

The complaint was filed in the United States District Court, Southern District of New York, on July 3, 2002.

"PLDT believes that this is just one of several violations that First Pacific has made and PLDT is concerned about the negative impact to the company and its shareholders as a result of these violations," explained Butch Jimenez, VP for Media and Communications.

In its complaint, PLDT states that First Pacific's amended Schedule 13D which it filed with the United States SEC and the New York Stock Exchange is materially deficient since it excluded as an exhibit, a copy of the "legally binding" MOA entered into with the Gokongwei Group on or around June 4, 2002 whose ultimate purpose is to transfer control of 31.5% of the voting rights in PLDT stock to the Gokongwei Group.

First Pacific's refusal to file the MOA even after a written request by PLDT for First Pacific to correct its deficient disclosure has deprived, and will continue to deprive PLDT shareholders, as well as the marketplace as a whole, of information concerning the details of the transfer of a significant block of PLDT's shares, and the potential shift in corporate control, which is clearly adverse to the purpose of, and in serious violation of Section 13(d) of the United States Securities Exchange Act of 1934.

"First Pacific's failure to disclose the MOA is consistent with their broader disregard of securities law, PLDT's corporate by-laws and shareholder agreements which could create legal liabilities for First Pacific and their Board," said Jimenez.

(more)

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PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

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For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Butch G. Jimenez
Vice President
Media and Communications
PLDT
Tel. No. 816-8468

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: July 5, 2002